Exhibit 12.1

FOSSIL GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	13 weeks ended		Fiscal year ended
	April 4, 2015		2014		2013		2012		2011		2010
			(Amounts in dollars, except ratios)
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$59,161,905		$558,078,636		$561,467,029		$492,222,231		$451,559,247		$384,209,882
Equity Adjustments:
Distributed income of equity investees	—		—		—		1,870,000		2,226,000		4,726,000
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(2,568,148)		(9,904,472)		(9,896,015)		(10,858,201)		(12,700,055)		(9,685,000)
Fixed Charges:
Interest expensed, amortized premiums, and discounts related to indebtedness	4,177,984		15,898,258		9,548,183		5,159,961		2,390,759		1,119,004
Estimate of the interest within rental expense (1)	17,622,720		68,506,714		58,083,173		47,283,331		38,581,611		31,865,555
Total Fixed Charges	21,800,704		84,404,972		67,631,356		52,443,292		40,972,370		32,984,559
Earnings before income taxes and fixed charges	$78,394,461		$632,579,136		$619,202,371		$535,677,321		$482,057,563		$412,235,442
Ratio of Earnings to Fixed Charges	3.60	x	7.49	x	9.16	x	10.21	x	11.77	x	12.50	x

(1)  Interest portion of rental expense represents 35.95% of rental expense, which we deem to be a reasonable approximation of the interest factor.